                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 1)1

                                TAB PRODUCTS CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    873197107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 8, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

----------------------------------             ---------------------------------
CUSIP No. 873197107                    13D        Page 2 of 11 Pages
----------------------------------             ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    423,800
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                423,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     423,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------             ---------------------------------
CUSIP No. 873197107                    13D        Page 3 of 11 Pages
----------------------------------             ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    50,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                50,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     50,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------             ---------------------------------
CUSIP No. 873197107                    13D        Page 4 of 11 Pages
----------------------------------             ---------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    473,800
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                473,800
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     473,800
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------------             ---------------------------------
CUSIP No. 873197107                    13D        Page 5 of 11 Pages
----------------------------------             ---------------------------------

            The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

   Item 2 is hereby amended and restated as follows:

Item 2.          Identity and Background.
                 -----------------------

                  (a) This  Statement  is filed by Steel  Partners  II,  L.P., a
Delaware limited  partnership  ("Steel  Partners II"), Steel Partners  Services,
Ltd.,  a New  York  corporation  ("Steel  Partners  Services"),  and  Warren  G.
Lichtenstein.

                  Steel Partners,  L.L.C., a Delaware limited  liability company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive  officer and managing  member of Partners LLC is Warren  Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Warren  Lichtenstein is the sole executive  officer,  director and stockholder of Steel Partners Services.

                  Each of the foregoing are referred to as a "Reporting  Person"
and  collectively  as the "Reporting  Persons".  By virtue of his positions with
Steel Partners II and Steel Partners Services, Mr. Lichtenstein has the power to vote and dispose of the  Issuer's  Shares  owned by Steel  Partners II and Steel
Partners Services.  Accordingly, the Reporting Persons are hereby filing a joint
Schedule 13D.

                  (b) The principal business address of each Reporting Person is
150 East 52nd Street, 21st Floor, New York, New York 10022.

                  (c) The principal  business of Steel  Partners II is investing in the  securities  of small cap  companies.  The  principal  business  of Steel
Partners Services is providing  management and advisory services.  The principal occupation  of Mr.  Lichtenstein  is  investing in the  securities  of small cap companies.

                  Steel Partners  Services  acquired the 50,000 Shares  reported herein for the account of a foreign investment company (the "Fund"). Pursuant to an  investment  management  agreement,  the Fund  has  retained  Steel  Partners
Services  to manage,  on a  discretionary  basis,  certain of the Fund's  assets
("Services Agreement"). The Shares beneficially owned by Steel Partners Services were acquired at the  discretion of Steel Partners  Services,  and the Fund does not exercise voting or investment discretion over the Shares.

----------------------------------             ---------------------------------
CUSIP No. 873197107                    13D        Page 6 of 11 Pages
----------------------------------             ---------------------------------

                  (d) No Reporting Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr.  Lichtenstein  is a citizen  of the  United  States of
America.

  Item 3 is hereby amended and restated as follows:

Item 3.            Source and Amount of Funds or Other Consideration.
                   -------------------------------------------------

                  (a) The  aggregate  purchase  price of the  423,800  Shares of
Common  Stock  owned by Steel  Partners II is  $1,528,053.  The Shares of Common
Stock owned by Steel Partners II were acquired with partnership funds.

                  (b) The  aggregate  purchase  price of the  50,000  Shares  of
Common Stock acquired for the benefit of the Fund is $190,320.  Such Shares were acquired by Steel Partners Services with funds it manages for the Fund. Pursuant to the  Services  Agreement  with the Fund,  Steel  Partners  Services  has been appointed to manage,  on a  discretionary  basis,  certain of the Fund's assets, which are  maintained  in a brokerage  account in the Fund's name.  The Services
Agreement  may be  terminated  by the  Fund  at any  time or by  Steel  Partners
Services at any time upon thirty days' advance written notice.

   Items 5(a)-(b) are hereby amended and restated as follows:

                  (a)  The  aggregate  percentage  of  Shares  of  Common  Stock reported  owned by each  person  named  herein is based  upon  5,168,495  Shares outstanding,  which is the total number of Shares of Common Stock outstanding as reported in the  Issuer's  Quarterly  Report on Form 10-Q for the quarter  ended
February 28, 2001.

                  As of the close of business on June 14, 2001,  Steel  Partners
II beneficially owned 423,800 Shares of Common Stock, constituting approximately
8.2% of the Shares outstanding,  and Steel Partners Services  beneficially owned
50,000 Shares of Common Stock,  constituting 1% of the Shares  outstanding.  Mr.
Lichtenstein beneficially owned 473,800 Shares,  representing approximately 9.2%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with  respect to the  473,800  Shares  owned by Steel  Partners II and the
50,000 Shares owned by Steel Partners Services

----------------------------------             ---------------------------------
CUSIP No. 873197107                    13D        Page 7 of 11 Pages
----------------------------------             ---------------------------------

by virtue of his  authority  to vote and  dispose  of such  Shares.  All of such
Shares were acquired in open-market transactions.

                 (b) By virtue of his positions with Steel Partners II and Steel
Partners  Services,  Mr.  Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

   Item 5(c) is hereby amended to add the following:

                 (c)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's  Common Stock by the Reporting  Persons since the filing of the initial
Schedule 13D.

   Item 6 is hereby amended to add the following:

                 On June 14, 2001,  the Reporting  Persons  entered into a Joint
Filing Agreement under which the Reporting Persons agreed to the joint filing on behalf  of  each  of  them  of a  Statement  on  Schedule  13D  dated  June  14,
2001(including  amendments  thereto)  with  respect to the  Common  Stock of the
Issuer.  The  Joint  Filing  Agreement  is  attached  hereto as an  exhibit  and incorporated  herein  by  reference  and all  references  contained  herein  are qualified in their entirety by reference to the Joint Filing Agreement.

   Item 7 is hereby amended to add the following exhibit:

          2.     Joint Filing Agreement, dated June 14, 2001.

----------------------------------             ---------------------------------
CUSIP No. 873197107                    13D        Page 8 of 11 Pages
----------------------------------             ---------------------------------

                                   SIGNATURES

                 After  reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2001                     STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                          STEEL PARTNERS SERVICES, LTD.

                                          By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          ------------------------------
                                          WARREN G. LICHTENSTEIN

----------------------------------             ---------------------------------
CUSIP No. 873197107                    13D        Page 9 of 11 Pages
----------------------------------             ---------------------------------

                                   SCHEDULE A

                   Transactions in the Shares Since the Filing
                   -------------------------------------------
                           of the Initial Schedule 13D
                           ---------------------------

 Shares of Common Stock              Price Per                Date of
        Purchased                    Share($)                 Purchase
       -----------                  ----------               ----------

                             STEEL PARTNERS II, L.P.
                             -----------------------

          85,500                      3.80640                 6/08/01

                          STEEL PARTNERS SERVICES, LTD.
                          -----------------------------

          50,000                      3.80640                 6/08/01

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

----------------------------------             ---------------------------------
CUSIP No. 873197107                    13D        Page 10 of 11 Pages
----------------------------------             ---------------------------------

                                  EXHIBIT INDEX

Exhibit                                                               Page
-------                                                               ----

1.          Joint Filing Agreement, dated May 23,                      --
            2001 (previously filed).

2.          Joint Filing Agreement, dated June 14,                     11
            2001.

----------------------------------             ---------------------------------
CUSIP No. 873197107                    13D        Page 11 of 11 Pages
----------------------------------             ---------------------------------

                             JOINT FILING AGREEMENT

                 In accordance with Rule  13d-1(k)(1)(iii)  under the Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated June 14,
2001  (including  amendments  thereto)  with  respect to the Common Stock of TAB
Products  Co. This Joint Filing  Agreement  shall be filed as an Exhibit to such
Statement.

Dated:  June 14, 2001                     STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                          STEEL PARTNERS SERVICES, LTD.

                                          By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          ------------------------------
                                          WARREN G. LICHTENSTEIN